As filed with the Securities and Exchange Commission on March 24, 2006 Registration No.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES

EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

CRH public limited company
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

Republic of Ireland
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

388 Greenwich Street
New York, New York 10013
(212) 816-6763
(Address, including zip code, and telephone number, including area code, of Depositary’s principal executive offices)

CT Corporation
111 Eighth Avenue
New York, NY 10011

(212) 590-9330
(Name, address, including zip code, and telephone number, including area code of agent for service)

________________________________
Copies to:

Kathryn A. Campbell	Patricia Brigantic
Sullivan & Cromwell LLP	Citibank, N.A.
One New Fetter Lane	388 Greenwich Street
London EC4A 1AN	New York, New York 10013
England, UK
__________________________________________________
It is proposed that this filing become effective under Rule 466:
☐ immediately upon filing.
☐ on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box ☐.
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing one (1) Ordinary Share/Income Share of Euro 0.34 each of CRH plc.***	25,000,000	$5.00	$1,250,000	$133.75
*	Each unit represents 100 American Depositary Shares.

**

Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such receipts evidencing such American Depositary Shares.

***	One Income Share is tied to each Ordinary Share and may only be transferred or otherwise dealt with in conjunction with such Ordinary Share.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I- INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption		Location in Form of American Depositary Receipt ("Receipt") Filed Herewith as Prospectus

1. Name of depositary and address of its principal executive office		Face of Receipt - Introductory Paragraph and last sentence of face
2. Title of American Depositary Receipts and identity of deposited securities		Face of Receipt - upper right corner and introductory paragraph

Terms of Deposit:

(i)	The amount of deposited securities represented by one unit of American Depositary Share	Face of Receipt - upper right corner and introductory paragraph

(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt – Paragraphs 11 and 12

(iii)	The collection and distribution of dividends	Reverse of Receipt – Paragraphs 10, 11 and 12
(iv)	The transmission of notices, reports and proxy soliciting material	Reverse of Receipt – Paragraphs 11, 12 and 14
(v)	The sale or exercise of rights	Reverse of Receipt – Paragraph 10
(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Paragraph 3 Reverse of Receipt – Paragraphs 10 and 13

(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt – Paragraphs 18 and 19

Reverse of Receipt – Paragraph 16

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Face of Receipt – 9 Reverse of Receipt – Paragraph 14

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Introductory Paragraph and Paragraphs 2, 3 and 4

	(x)	Limitation upon the liability of the depositary	Face of Receipt – 4
Reverse of Receipt – Paragraph 16
3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Face of Receipt - Paragraphs 4 and 6

Item 2. AVAILABLE INFORMATION			Face of Receipt - Paragraph 9

CRH public limited company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Securities and Exchange Commission (the “Commission”). These reports and other information can be retrieved from the Commission’s website at www.sec.gov, and copied at public reference facilities maintained by the Commission located at 100 F. Street, NE, Washington, D.C. 20549.

PROSPECTUS

THE PROSPECTUS CONSISTS OF THE PROPOSED FORM OF AMERICAN DEPOSITARY RECEIPT FILED AS EXHIBIT (a)(i) TO THIS REGISTRATION STATEMENT AND INCORPORATED HEREIN BY REFERENCE

PART II -	INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(i) Form of ADR (“ADR”) – Filed herewith as Exhibit (a)(i).

(a)(ii) Amendment No. 1 to Deposit Agreement, dated as of February 20, 1990, among CRH public limited company (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders from time to time of ADRs issued thereunder. -- Filed herewith as Exhibit (a)(ii).

(a)(iii) Deposit Agreement, dated as of July 23, 1986, among the Company, the Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder -- Filed herewith as Exhibit (a)(iii).

(b) Any other agreement, to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. -- None

(c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. -- None

(d) Opinion of counsel to the Depositary, as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d)

(e) Rule 466 Certification. – None.

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on signature pages hereto.

Item 4. UNDERTAKINGS

a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities, CRH public limited company, which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

b) If the amount of fees charged is not disclosed in the prospectus, the Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary hereby undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Deposit Agreement, dated as of July 23, 1986, as amended by Amendment No.1 to Deposit Agreement, dated as of February 20, 1990, by and among CRH public limited company, Citibank, N.A., as depositary, and the Holders of American Depositary Receipts, issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the ___ day of ___________________, 2006.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts each representing one (1) Ordinary Share/Income Share of Euro 0.34 each* of CRH public limited company, as amended by Amendment No.1 to Deposit Agreement.

CITIBANK, N.A., as Depositary

By: /s/ Jonathan Paterson
Name: Jonathan Paterson
Title: Vice President

*	One Income Share is tied to each Ordinary Share and may only be transferred or otherwise dealt with in conjunction with such Ordinary Share.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, CRH public limited company certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dublin, Ireland, on the 21st day of March, 2006.

CRH public limited company

By:	/s/ Liam O’Mahony
Name: Liam O’Mahony
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Angela Malone to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney(s)-in-fact and agent(s) full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney(s)-in-fact and agent(s), or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

/s/Liam O’Mahony
Name:	Liam O’Mahony
Title:	Chief Executive Officer and Executive Director
Date:	21st March 2006

/s/ Myles Lee
Name:	Myles Lee
Title:	Finance Director and Executive Director Chief financial and accounting officer
Date:	21st March 2006

Name:	Declan Doyle
Title:	Executive Director
Date:

Name:	John Wittstock
Title:	Executive Director
Date:

/s/ Pat Molloy
Name:	Pat Molloy
Title:	Chairman & Non-executive Director
Date:	21st March 2006

Name:	Nicky Hartery
Title:	Non-executive Director
Date:

Name:	Jan Maarten de Jong
Title:	Non-executive Director
Date:

/s/ David Kennedy
Name:	David Kennedy
Title:	Non-executive Director
Date:

Name:	Kieran McGowan
Title:	Non-executive Director
Date:

Name:	Terry Neill
Title:	Non-executive Director
Date:

/s/ Tony O’Brien
Name:	Tony O’Brien
Title:	Non-executive Director
Date:	21st March 2006

/s/ Joyce O’Connor
Name:	Joyce O’Connor
Title:	Non-executive Director
Date:	21st March 2006

/s/ Tom Hill
Name:	Tom Hill
Title:	Authorized Representative in the United States and Executive Director
Date:	21st March 2006

Index to Exhibits

Sequentially
Exhibit	Document	Numbered Page

(a)(i)	Form of American Depositary Receipt

(a)(ii)	Amendment No.1 to Deposit
Agreement, dated as of February 20, 1990

(a)(iii)	Deposit Agreement, dated as of
July 23, 1986

(d)	Opinion of counsel
to the Depositary